FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  October 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




                        BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 24 October 2005

1. Name of applicant:

COLT Telecom Group plc

2. Name of scheme

2% Senior Convertible Notes due 2005 and 2006

3. Period of return:

From                      23.04.05   To                               24.10.05

4. Balance under scheme from previous return:

23,083,311

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of securities issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

23,083,311

8. Number and class of securities originally listed and the date of admission

35,646,824 22.10.1999

9. Total number of securities in issue at the end of the period

1,512,344,666

Name of contact                     Michaella Henderson

Address of contact    Beaufort House, 15 St Botolph Street, London, EC3A 7QN

Telephone number of contact                         0207 947 1064

Signed by .........................................
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant COLT Telecom Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 October 2005                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary